Exhibit 99.3

Execution Version

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of September 17, 2018, by and among the persons and entities listed on Schedule A hereto (each, individually, a “Vifor Entity” and collectively, the “Vifor Entities”) and ChemoCentryx, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Vifor Entities and their respective affiliates and associates may desire to acquire ownership of additional shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) without being or becoming subject to the restrictions under Section 203 of the General Corporation Law of the State of Delaware (“DGCL 203”) applicable to a “business combination” with an “interested stockholder” (each such term, as used in this Agreement, shall have the meaning given to it in DGCL 203, except as described in Section 5 hereof), so long as the Vifor Entities and their affiliates and associates do not own 21.5% or more of the voting power of the then issued and outstanding shares of voting stock of the Company, subject to certain exceptions contained herein;

WHEREAS, as of the date hereof, the Company and the Vifor Entities have no current discussions or negotiations with each other regarding a business combination or other extraordinary transaction involving the Company; and

WHEREAS, it is the intent of the parties that this Agreement be made and entered into, and that the Board Approval be in full force and effect, as of immediately prior to a Vifor Entity’s entry into a definitive agreement in respect of any acquisition of Common Stock that would result in one or more Vifor Entities becoming an interested stockholder.

NOW THEREFORE, in consideration of the premises and the covenants of the parties set forth in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the undersigned hereby agree as follows:

1. The Company hereby represents and warrants to the Vifor Entities that (i) the Board of Directors of the Company has duly approved (the “Board Approval”) this Agreement and the acquisition by the Vifor Entities and their respective affiliates and associates, whether in a single transaction or multiple transactions from time to time, of additional shares of Common Stock to the extent such acquisitions would result in the Vifor Entities and their affiliates and associates being the owner of 15% or more, but less than 21.5%, of the voting power of the shares of voting stock of the Company issued and outstanding from time to time, subject to the limitations provided for in Section 5 hereof and subject to the accuracy of the representations and warranties set forth in Section 2 hereof, and (ii) the action of the Board of Directors of the Company constituting the Board Approval is attached hereto as Exhibit A, and as of and through the date of this Agreement, the Board Approval is in full force and effect and has not otherwise been rescinded or modified.

2. The Vifor Entities hereby represent and warrant that, as of the date of this Agreement and assuming the accuracy of the representations and warranties set forth in Section 3 hereof, the Vifor Entities and their affiliates and associates are, in the aggregate, owners of less than 15% of the shares of Common Stock issued and outstanding as of the date of this Agreement.

3. The Company hereby represents and warrants that, as of the date of this Agreement, there are 50,410,440 shares of Common Stock issued and outstanding which is the only class of “voting stock” (as defined herein) of the Company.

4. As of the date hereof, the Vifor Entities hereby represent and warrant to the Company that neither the Vifor Entities, nor any person with whom any Vifor Entity may be deemed to be acting in concert with respect to the Company or its securities, owns any securities of the Company, except for the Common Stock that is held by Vifor Fresenius Medical Care Renal Pharma Ltd (“Vifor”). The Vifor Entities also hereby represent and warrant to the Company that, prior to the date hereof and except as otherwise disclosed to the Company, Vifor has taken no activities prohibited under this Section 4 other than the purchase of the Company’s Common Stock. Subject to the terms of this Agreement, the Vifor Entities agree that, for a period of three years from the date of this letter agreement, unless specifically invited in writing by the Board of

Directors of the Company, which for purposes of this provision shall mean a majority of the Non-Vifor Directors (as defined in Section 6), neither the Vifor Entities nor any of the Vifor Entities’ affiliates or representatives acting at any Vifor Entity’s express direction and with any Vifor Entity’s knowledge will in any manner, directly or indirectly: (a) effect or seek or offer (other than through a Non-Public Board Proposal (as defined below)) or propose to effect, or announce (other than through a Non-Public Board Proposal (as defined below)) any intention to effect or cause or participate in or assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any indebtedness or businesses, or assets representing or constituting a significant portion of the consolidated assets of, the Company or any of its subsidiaries, (ii) any tender or exchange offer, merger or other business combination involving the Company, any of the subsidiaries or assets of the Company constituting a significant portion of the consolidated assets of the Company and its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting stock of the Company; (b) form, join or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to the Company or otherwise act in concert with any person in respect of any such securities; provided, however, that for purposes of this Section 4, the Vifor Entities, together with their respective affiliates and associates may be deemed a “group” and shall not be deemed to be in violation hereof; (c) otherwise act, alone or in concert with others, to seek representation on or to control the Board of Directors or to obtain representation on the Board of Directors of the Company; or (d) enter into any agreements or arrangements with any third party with respect to any of the foregoing; provided, that, notwithstanding anything to the contrary in the foregoing clauses (a)-(d), nothing shall prohibit any Vifor Entity or its representatives from (1) making any proposal on a non-public, confidential basis to the Board of Directors of the Company (provided, that such proposal is not expected to require the Company or any Vifor Entity to make any public disclosure) (a “Non-Public Board Proposal”), (2) engaging in any activities consented to in writing by the Company or its attorneys (as evidenced by a written communication (which may be by email) that expressly references such exhibit) or (3) voting any shares of voting stock of the Company in its sole discretion at any annual or special meeting of shareholders. The provisions of this paragraph shall be inoperative and of no force or effect if any transaction contemplated in clause (a)(ii) above is publicly announced and which if consummated would constitute a Competing Transaction (as defined below) is made for securities of the Company and the Board of Directors either accepts such offer or fails to recommend that its stockholders reject such offer within ten business days from the date of commencement of such offer. For the purposes of this paragraph, a “Competing Transaction” shall mean a transaction in which (A) a person or “group” (within the meaning of Section 13(d) under the Exchange Act) acquires, directly or indirectly, (i) more than 50% of the consolidated assets of the Company and its subsidiaries, (ii) securities representing more than 50% of the total voting power of the Company, (iii) securities convertible into more than 50% of the Company’s outstanding voting stock or (iv) any options, warrants or other rights to acquire more than 50% of the Company’s voting stock or (B) the Company engages in a merger, consolidation or other similar transaction such that the holders of voting stock of the Company immediately prior to the transaction do not own more than 50% of the voting power of securities of the resulting entity following the transaction.

5. Notwithstanding Section 4, each of the Vifor Entities agrees that if any Vifor Entity or any of its affiliates and associates becomes (other than as a result of a Company-Triggered Additional Acquisition (as defined below)) the owner of shares of voting stock of the Company such that the Vifor Entities would, together with their affiliates and associates, in the aggregate own 21.5% or more of the voting power of the issued and outstanding shares of voting stock of the Company under circumstances in which they would be an “interested stockholder” as defined in DGCL 203 (but, for this purpose, replacing 15% in such definition with 21.5%) (any event causing the Vifor Entities and their affiliates and associates to own in the aggregate 21.5% or more of the voting power of the then issued and outstanding shares of voting stock of the Company, an “Additional Acquisition”), then (i) notwithstanding the Board Approval referred to in Section 1 of this Agreement, the restrictions under DGCL 203 applicable to a “business combination” with an “interested stockholder” shall apply as a matter of contract pursuant to this Agreement (except as modified herein) to the Vifor Entities and their respective affiliates and associates as if such Board Approval had not been granted and as if the Additional Acquisition had caused each Vifor Entity and its affiliates and associates to become an interested stockholder for purposes of DGCL 203, except that wherever 15% is used in DGCL 203 it shall mean, for all purposes of this Agreement, 21.5%; and (ii) the Vifor Entities and their affiliates and associates will not engage in any business combination with the Company for a period of 3 years following the time that the Vifor Entities and their affiliates and associates became an owner of 21.5% or more of the voting power of the then issued and outstanding shares of voting stock of the Company, unless:

(1) prior to such time the Board of Directors of the Company approved, including approval by a majority of the Non-Vifor Directors (as defined in Section 6), either the business combination or the Additional Acquisition;

(2) upon consummation of the transaction which resulted in the Vifor Entities and their affiliates and associates becoming an owner of 21.5% or more of the voting power of the issued and outstanding shares of voting stock of the Company, the Vifor Entities and their affiliates and associates owned at least 85% of the voting power of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the Vifor Entities and their affiliates and associates) those shares owned (i) by persons who are directors and also officers of the Company and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) at or subsequent to such time the business combination is approved by the Board of Directors of the Company, including by a majority of the Non-Vifor Directors, and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the voting power of the outstanding voting stock which is not owned by the Vifor Entities and their affiliates and associates;

provided, that, the restrictions set forth above shall not apply if (a) any of the exceptions in DGCL Section 203(b)(4), (5) or (6) would be applicable at the time of such business combination or (b) the event causing the Additional Acquisition was any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, repurchase, redemption, or other similar transaction involving the voting securities of the Company (a “Company-Triggered Additional Acquisition”).

6. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures were upon the same instrument. All representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement. This Agreement constitutes the entire agreement among the parties hereto in respect of the subject matter hereof. No provision of this Agreement may be: (a) amended except by an instrument in writing executed by the parties hereto; or (b) waived except by an instrument in writing executed by the party against whom the waiver is to be effective; provided that any such amendment or waiver has been approved by the Board of Directors of the Company, including, to the fullest extent permitted by law, by a majority of the Non-Vifor Directors. This Agreement shall not be terminated except by an instrument in writing executed by the parties hereto; provided that any such termination has been approved by the Board of Directors of the Company, including, to the fullest extent permitted by law, by a majority of the Non-Vifor Directors. For purposes of this Agreement, “Non-Vifor Directors” shall mean the members of the Board of Directors of the Company that are not affiliated with, and were not nominated by, any Vifor Entity or any affiliate or associate thereof or any other stockholder of the Company (including any affiliate or associate of any such stockholder) that is subject to an agreement similar to this Agreement. This Agreement: (i) shall not be assignable by any of the parties hereto; and (ii) shall be binding on successors of the parties hereto.

7. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to choice of law principles that would compel the application of the laws of any other jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be brought and determined exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom located in the State of Delaware (or, only if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court located in the State of Delaware).

8. Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement.

9. The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement.

10. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

11. As used in this Agreement, the terms “affiliate,” “associate,” “owner,” including the terms “own” and “owned,” “stock” and “voting stock” have the meanings given to them in DGCL 203; provided, that for the avoidance of doubt, the Company’s Preferred Stock, par value $0.001 per share, with the rights currently set forth in the Company’s Amended and Restated Certificate of Incorporation in effect on the date hereof, shall not be deemed to be voting stock for purposes of this Agreement.

12. The Vifor Entities and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any person, including any other holder of outstanding shares of capital stock of the Company, other than the parties hereto any rights or remedies hereunder.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

CHEMOCENTRYX, INC.

By:	/s/ Thomas J. Schall
Name: Thomas J. Schall
Title: President and Chief Executive Officer

VIFOR FRESENIUS MEDICAL CARE RENAL PHARMA LTD

By:	/s/ David Bevan
Name: David Bevan
Title: CEO

By:	/s/ Marcus Kracht
Name: Marcus Kracht

VIFOR (INTERNATIONAL) LTD

By:	/s/ Stefan Schulze
Name: Stefan Schulze
Title: President of the Executive Committee and COO

By:	/s/ Dr. Oliver P. Kronenberg
Name: Dr. Oliver P. Kronenberg
Title: Group General Counsel

SCHEDULE A

Vifor Fresenius Medical Care Renal Pharma Ltd

Vifor (International) Ltd

EXHIBIT A

BOARD APPROVAL

NOW, THEREFORE, BE IT RESOLVED, that contingent upon Vifor executing and delivering the Agreement to the Corporation, the Board hereby approves the acquisition of ownership of voting stock of the Corporation in one or more transactions in which Vifor will increase its beneficial ownership of and will become the owner of voting stock of the Corporation aggregating not more than 21.499% (including, for the avoidance of doubt, the Share Purchase) for all purposes under Section 203, and hereby exempts Vifor from the restrictions contained in Section 203 (provided that such approval and exemption shall not, and shall not be construed to, limit the application of any term or provision of the Agreement), and hereby confirms all approvals necessary under Section 203 so that, as a result of such transaction(s), the restrictions on “business combinations” in Section 203 shall not be applicable to Vifor as an “interested stockholder” of the Corporation under Section 203.